Exhibit (a)(5)(H)

GRANTED

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MAXINE PHILLIPS, Individually and on Behalf	)
of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	C.A. No. 7673-CS
)
AMYLIN PHARMACEUTICALS, INC., PAULO	)
F. COSTA, ADRIAN ADAMS, TERESA BECK,	)
M. KATHLEEN BEHRENS, PH.D., DANIEL M.	)
BRADBURY, ALEXANDER J. DENNER,	)
PH.D., KARIN EASTHAM, JAMES R. GAVIN	)
III, M.D., PH.D., JAY S. SKYLER, M.D., MACP,	)
JOSEPH P. SULLIVAN, BRISTOL-MEYERS	)
SQUIBB COMPANY, and B&R ACQUISITION	)
COMPANY,	)
)
Defendants.	)

[PROPOSED] STIPULATED ORDER OF

CLASS CERTIFICATION AND CASE MANAGEMENT

WHEREAS, on June 29, 2012, Amylin Pharmaceuticals, Inc. (“Amylin” or the “Company”) and Bristol-Meyers Squibb Company (“BMS”) announced that they had entered into a definitive merger agreement (“Merger Agreement”) pursuant to which BMS would acquire Amylin, via a tender offer made by BMS’s wholly-owned subsidiary, B&R Acquisition Company (“Merger Sub”), for an aggregate purchase price of approximately $5.3 billion. Under the terms and conditions of the Merger Agreement, if the transaction is successful, Amylin stockholders will receive $31.00 in cash for each share of Amylin common stock (the “Proposed Transaction”).

WHEREAS, following the June 29, 2012 announcement of the Proposed Transaction, on July 3, 2012, an Amylin stockholder, Maxine Phillips (“Plaintiff”), filed a class action lawsuit on behalf of the public shareholders of Amylin challenging the Proposed Transaction against Amylin, the members of its board of directors, BMS and Merger Sub titled Phillips v. Amylin Pharmaceuticals, Inc., et al., C.A. No. 7653-CS (the “Delaware Action”);

WHEREAS, a lawsuit was also filed in the California Superior Court later on July 3, 2012, titled Peterson v. Amylin Pharmaceuticals, Inc., et al.;

WHEREAS, each of the parties to the Delaware Action recognize that it raises important issues of Delaware corporate law that should be addressed by this Court. See In re Topps Co. S’holders Litig., 924 A.2d 951, 958 (Del. Ch. 2007) (recognizing that “a state has a compelling interest in ensuring the consistent interpretation and enforcement of its corporation law”);

WHEREAS, to avoid unnecessary motion practice, the parties to the Delaware Actions have reached an agreement to stipulate to the conditional certification of a class under Delaware Court of Chancery Rules 23(a), 23(b)(1) and 23(b)(2) (the “Class”) on the terms set forth below;

WHEREAS, Plaintiff alleges and, based on information currently available to them, Defendants do not contest, the following:

a. As of March 27, 2012, there were nearly 162 million shares of Amylin common stock outstanding, such that Class members are so numerous that joinder of all members is impractical;

b. Plaintiff owned at all relevant times and continues to own shares of Amylin common stock, for which proof of ownership was provided to Defendants’ counsel prior to this Stipulation and Order being filed with the Court;

c. Questions of law or fact are common to members of the Class, such as whether Defendants breached any fiduciary duties owed to the Class;

d. Plaintiff’s claims are typical of the claims of the Class because she seeks to recover relief, including injunctive relief, caused by the same course of conduct that purportedly damaged or may damage all Class members;

e. Plaintiff will fairly and adequately represent the interests of the Class because her interests are not antagonistic to those of other Class members and her attorneys are qualified, have experience litigating complex class action cases, particularly involving merger transactions of this type and have more than ample resources available to be able to conduct the litigation;

f. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants;

g. Conflicting adjudications for individual members of the Class might, as a practical matter, be dispositive of the interests of other members of the Class who are not parties to the adjudications, and might substantially impair or impede their ability to protect their interests; and

h. Defendants have acted on grounds that apply generally to the Class, so that any final injunctive relief or corresponding declaratory relief would be appropriate respecting the Class as a whole.

IT IS HEREBY STIPULATED AND AGREED this 9th day of July, 2012:

1. This Order shall apply to the Delaware Action and to each case that is subsequently filed in this Court or transferred to this Court that relates to substantially the same subject matter and arises out of substantially the same facts and circumstances as in the Delaware Action.

2. Plaintiff Maxine Phillips is hereby designated lead Plaintiff for the Delaware Action.

3. Faruqi & Faruqi, LLP is hereby designated lead counsel for the Delaware Action.

4. Should additional cases challenging the Proposed Transaction be filed in this Court, Plaintiff shall promptly seek to have the cases consolidated.

5. Each of the applicable provisions of Delaware Court of Chancery Rule 23(a) has been satisfied. In particular, the Class is so numerous that joinder of all members is impracticable; there are questions of law and fact common to the Class; the claims of Plaintiff are typical of the claims of the other members of the Class; and Plaintiff is a member of the Class she seeks to represent, have retained counsel experienced in litigation of this type, and have and will continue to fairly and adequately protect and represent the interests of the Class.

6. Each of the applicable provisions of Delaware Court of Chancery Rule 23(b)(1) and 23(b)(2) is satisfied. In particular, the prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and adjudications with respect to individual members of the Class would as a practical matter be dispositive of the interests of the other members of the Class who are not parties to the adjudications, or substantially impair or impede their ability to protect their interests. In addition, class certification is appropriate under Delaware Court of Chancery Rule 23(b)(2) because the relief sought by Plaintiff is appropriate with respect to the Class as a whole. See In re Lawson Software, Inc. S’holder Litig., Consol. C.A. No. 6443-VCN, 2011 WL 2185613, at *2 (Del. Ch. May 27, 2011) (Ex. A) (finding requirements of Court of Chancery Rules 23(b)(1) and (b)(2) were met, and certifying class of shareholders in action challenging all-cash merger, noting that “considerations of efficient class management strongly militate in favor of resolving claims of this nature on a class basis”).

7. Accordingly, this action is hereby certified as a class action pursuant to Delaware Court of Chancery Rules 23(a), 23(b)(1) and 23(b)(2) without opt-out rights. The Class shall consist of all persons who held shares of stock of Amylin (excluding defendants named in this lawsuit and their immediate family members, any entity controlled by any of the defendants, and any successors in interest thereto) at any time during the period from and including February 1, 2012, through the date of consummation or termination of the Transaction. See Krieger v. Wesco Fin. Corp., C.A. No. 6176-VCL (Del. Ch. Feb. 22, 2011) (ORDER) (Ex. B) (granting stipulation of class certification where Delaware and California actions were pending challenging merger).

8. This Stipulation and Order is without prejudice to (i) the right of any party to bring an appropriate motion, without leave of the Court, at a later time to decertify, limit, extend, or otherwise modify or redefine the Class, or its division into sub-classes, or to challenge, substitute, or modify its representative, and/or (ii) the right of the Court to alter or amend this Order at any time prior to entry of a final judgment on the merits or to make such other orders as may be appropriate.

9. This Stipulation and Order is without prejudice to the right of any party to raise any and all substantive arguments or defenses concerning the claims of Plaintiff and/or the Class.

10. Without waiver of any arguments, objections, or defenses, the following schedule shall govern proceedings in this action:

Filing of Plaintiff’s Verified Amended Class Action Complaint (the “Amended Complaint”)	Within three (3) business days of the filing of a Schedule TO-T and Schedule 14D-9

Filing of Plaintiff’s Motion for a Preliminary Injunction	Within two (2) business days of the filing of a Schedule TO-T and Schedule 14D-9

Filing of Plaintiff’s Written Discovery Requests	Within two (2) business days of the filing of a Schedule TO-T and Schedule 14D-9

Expedited Document Production as Agreed to by the Parties	To commence immediately and to be substantially completed by July 16, 2012

Depositions of Fact Witnesses	July 19, 2012 through July 24, 2012

Service of Defendants’ Responsive Pleading to Amended Complaint	Within ten (10) business days of the filing of the Amended Complaint

Plaintiff’s Opening Brief in Support of Her Motion for a Preliminary Injunction	July 27, 2012

Defendants’ Answering Briefs in Opposition to Plaintiff’s Motion for a Preliminary Injunction	August 1, 2012

Plaintiff’s Reply Brief in Support of Her Motion for a Preliminary Injunction	August 4, 2012 by noon.

Hearing on Plaintiff’s Motion for a Preliminary Injunction	August 6, 2012 at 1pm

11. The dates set forth above (other than dates for filing of briefs and the holding of a hearing) may be modified by agreement of the parties without further order of the Court.

DATED: July 9th, 2012

FARUQI & FARUQI, LLP	SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP
/s/ James P. McEvilly, III
James P. McEvilly, III (ID No. 4807)	/s/ Robert S. Saunders
20 Montchanin Road, Suite 145	Edward P. Welch (ID No. 671)
Wilmington, Delaware 19807	Robert S. Saunders (ID No. 3027)
Tel.: (302) 482-3182	Ronald N. Brown, III (ID No. 4831)
One Rodney Square
OF COUNSEL:	P.O. Box 636
Wilmington, Delaware 19899-0636
FARUQI & FARUQI, LLP	Tel.: (302) 651-3000
Juan E. Monteverde	Fax: (302) 651-3001
Brian Moon
369 Lexington Avenue, 10th Fl.	OF THE NEW YORK BAR:
New York, New York 10017
Tel.: (212) 983-9330	Maura Barry Grinalds
SKADDEN, ARPS, SLATE,
Attorneys for Plaintiff Maxine Phillips	MEAGHER & FLOM LLP
Four Times Square
New York, New York 10036
Tel.: (212) 735-3000
Fax: (212) 735-2000

Attorneys for Defendants Amylin Pharmaceuticals, Inc., Paulo F. Costa, Adrian Adams, Teresa Beck, M. Kathleen Behrens, Ph.D., Daniel M. Bradbury, Alexander J. Denner, Ph.D., Karin Eastham, James R. Gavin III, M.D., Ph.D., Jay S. Skyler, M.D., MACP, and Joseph P. Sullivan

RICHARDS LAYTON & FINGER, P.A.

/s/ Gregory P. Williams
Gregory P. Williams (ID No. 2168)
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
Tel.: (302) 651-7700
Fax: (302) 651-7701

OF COUNSEL:

KIRKLAND & ELLIS LLP

Yosef J. Riemer
Matthew Solum
601 Lexington Avenue
New York, New York 10022
Tel.: (212) 446-4800
Fax: (212) 446-4900

Attorneys for Defendants Bristol-Meyers Squibb Company and B&R Acquisition Company

SO ORDERED this             day of July, 2012.

Chancellor

This document constitutes a ruling of the court and should be treated as such.

Court:	DE Court of Chancery Civil Action

Judge:	Leo E Strine

File & Serve
Transaction ID:	45220272

Current Date:	Jul 10, 2012

Case Number:	7673-CS

Case Name:	Phillips, Maxine vs Amylin Pharmaceuticals Inc et al

Court Authorizer:	Leo E Strine

/s/ Judge Leo E Strine